[redacted]

SECURITI 14048697

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH. D.C.
189 SECTION

AB 3/19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue; Suite 707
(No. and Street)

Huntsville (City) Alabama (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley, & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street SE (Address) Decatur (City) Alabama (State) 35601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/24/14

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public My commission expires 6/26/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.

ANNUAL REPORT

FORM X-17-A

December 31, 2013

G.L.S. & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Auditor's Report

Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

Report on the Financial Statements

We have audited the accompanying statements of financial condition of G.L.S. & Associates, Inc. as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2013 and 2012, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-16 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-16 is fairly stated in all material respects in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 26, 2014

G.L.S. Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31,

	2013	2012
ASSETS		
Current Assets		
Cash	$ 566,423	$ 415,796
Accounts receivable	103,802	151,185
Prepaid expenses	83,653	106,328
Note Receivable	10,000	-
Total Current Assets	763,878	673,309
Fixed Assets		
Equipment, net of depreciation	39,115	34,368
TOTAL ASSETS	$ 802,993	$ 707,677
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payable to brokers	$ 33,560	$ 59,516
Accounts payable & accrued liabilities	77,206	41,303
Income taxes payable	33,778	8,588
Deferrred revenue	227,014	261,501
Deferrred tax liability	11,218	7,527
Subordinated loans	200,000	200,000
Total Current Liabilities	582,776	578,435
Stockholders' Equity		
Common Stock	1,000	1,000
Treasury Stock, at cost	(29,602)	(45,600)
Retained Earnings	248,819	173,842
Total Stockholders' Equity	220,217	129,242
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 802,993	$ 707,677

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF INCOME
For the years ended December 31,

	2013	2012
Income		
Commissions income	$ 177,145	$ 207,076
Bond Management Program income	-	462,317
Seasonal Equity Program income	144,925	349,155
Investment Advisory Fee income	519,529	-
Trails income	686,960	802,460
Securities income	11,116	25,534
TOTAL INCOME	1,539,675	1,846,542
Operating Expenses		
Salaries and commissions	945,857	1,166,827
Payroll taxes	52,807	65,271
Employee Benefits	116,805	110,975
Rent	103,424	129,024
Insurance	23,412	23,145
Office expenses	38,361	39,925
Advertising	38,431	24,741
Meals and entertainment	11,653	13,343
Fees and subscriptions	32,840	29,852
Licenses and taxes	2,847	1,795
Telephone	15,318	17,125
Sales training	17,268	15,549
Accounting	24,819	12,268
Repairs and maintenance	817	907
Travel and transportation	1,142	10,923
Depreciation	9,202	8,749
Miscellaneous	9,185	1,151
TOTAL OPERATING EXPENSES	1,444,188	1,671,570
INCOME FROM OPERATIONS	95,487	174,972
Other Income (Expenses)		
Other Income	20,959	100
Other gains and losses	-	1,881
Interest expense	(4,000)	(412)
TOTAL OTHER INCOME	16,959	1,569
INCOME BEFORE INCOME TAXES	112,446	176,541
PROVISION FOR INCOME TAXES	(37,469)	(47,855)
NET INCOME	$ 74,977	$ 128,686

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31,

	2013	2012
Stockholders' Equity, Beginning of Period	$ 129,242	$ (49,844)
Treasury Stock Sold (Purchased)	15,998	50,400
Net Income	74,977	128,686
Stockholders' Equity, End of Period	$ 220,217	$ 129,242

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

For the years ended December 31,

TO CLAIMS OF GENERAL CREDITORS

	2013	2012
Balance, Beginning of Period	$ 200,000	$ -
Increases (Decreases)	-	200,000
Balance, End of Period	$ 200,000	$200,000

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 74,977	$ 128,686
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	9,202	8,749
(Increase) decrease in accounts receivable	47,383	(70,214)
(Increase) decrease in prepaid expenses	22,675	8,123
(Increase) decrease in deferred tax asset	-	31,740
Increase (decrease) in accounts payable	9,947	(33,995)
Increase (decrease) in note receivable	(10,000)	
Increase (decrease) in income taxes payable	25,190	(5,762)
Increase (decrease) in deferred revenue	(34,487)	9,050
Increase (decrease) in deferred tax liability	3,691	7,527
(Gain) loss on sale of temporary investments	-	(1,881)
Total adjustments	73,601	(46,663)
Net cash provided (used) by operating activities	148,578	82,023
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of equipment	(13,949)	(6,178)
Cash payments for the purchase of temporary investments	-	(41,084)
Cash payments for the purchase of treasury stock	(2)	(8,000)
Cash proceeds from the sale of treasury stock	16,000	50,400
Cash proceeds from sale of temporary investments	-	42,966
Net cash provided (used) by investing activities	2,049	38,104
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of subordinated debt	-	200,000
Net cash provided (used) by financing activities	-	200,000
Net increase (decrease) in cash and cash equivalents	150,627	320,127
Cash and cash equivalents at beginning of year	415,796	95,669
Cash and cash equivalents at end of year	$ 566,423	$ 415,796
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 4,000	$ 412
Income taxes	$ 8,588	$ 14,350

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 **ORGANIZATION AND NATURE OF BUSINESS**

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

Note 2 **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. It also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned.

Compensation paid to employees attributable to deferred investment management fees received, is recorded as a prepaid expense until the related revenue has been earned.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is

available, or when an event occurs that requires a change. The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31,:

	2013	2012
Mutual Fund Commissions	$ 0	$ 185
Bond Management Program Commission	0	9,664
Seasonal Equity Program Commissions	24,978	69,105
Investment Advisory Fees	17,949	0
Variable Annuity Commissions	0	162
Trails Commissions--Mutual Funds	10,083	6,359
Trails Commissions--Variable Annuities	50,792	65,470
Corporate Bonds Commissions	0	240
Total Accounts Receivable	$ 103,802	$ 151,185

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31,:

	2013	2012
Equipment & Furnishings	$ 79,476	$ 65.527
Less: Accumulated Depreciation	(40,361)	(31,159)
Total Property & Equipment	$ 39,115	$ 34,368

NOTE 5 The company invests excess funds in short-term investments classified as trading securities.

	2013	2012
Trading Securities at fair value	$ 0	$ 0
Unrealized gains	0	0
Unrealized losses	0	0
Net realized gains (losses)	0	1,881

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2013 and 2012, 98,100 and 98,500 shares were outstanding; treasury stock of 1,900 and 1,500 shares have been recorded at cost.

NOTE 7 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $17,500 (employees over age 50 may defer an additional $5,500), and the company matches up to four percent of eligible compensation.

Additionally, the Company may elect to make an additional discretionary contribution amount. The company contributed $71,251 and 38,257 for the years ended December 31, 2013 and 2012, respectively.

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2013 and 2012, the company had $55,208 and $24,046 uninsured deposits.

The company has a short-term note receivable from a former shareholder that is due within 60 days of the financial statement date.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. As a result of the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created.
The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows:

	2013	2012
Current		
Federal	$ 27,580	$ 6,161
State	6,198	2,427
Total Current Income Tax	$ 33,778	$ 8,588
Deferred		
Federal	$ 8,975	$ 5,564
State	2,243	1,963
Total Deferred Income Tax	$ 11,218	$ 7,527

NOTE 9 INCOME TAXES (CONTINUED)

The Company's effective income tax rate is composed of a federal rate of 16.5% and a state rate of 6.5% for a total of 23%.
The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

NOTE 10 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to February 28, 2016.
The base (minimum) monthly lease payments from March 1, 2012 through February 28, 2013 are $8,164.
For the period beginning March 1, 2013 through February 28, 2015 the minimum payments will be $8,346.
For the period beginning March 1, 2015 through February 28, 2016 the minimum payments will be $8,531.
Rent expense for the years ended December 31, 2013 and 2012 were $103,424 and $101,054 respectively.

Future minimum rental payments are as follows:

2014	$ 100,147
2015	$ 102,002
2016	$ 17,062

Additional amounts are also due under the terms of the lease for excess building operating costs.

NOTE 11 RELATED PARTY TRANSACTIONS

G.L.S. & Associates, Inc. has also entered into a subordinated loan agreement with the Company President. See Note 13 for details.

NOTE 12 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 12 NET CAPITAL REQUIREMENTS (CONTINUED)

The firm's Aggregate Indebtedness to Net Capital was 148.71% which was the result of voluntary bonuses and annual 401(k) discretionary distributions made to employees. Notifications were filed electronically with FINRA and faxed to the Securities and Exchange Commission.

At December 31, 2013, the Company had net capital of $257,400, which was $231,882 in excess of its required net capital of $25,518.

At December 31, 2012, the Company had net capital of $141,285, which was $116,054 in excess of its required net capital of $25,230.

NOTE 13 SUBORDINATED LOANS

G.L.S. & Associates, Inc. has entered into a subordinated loan agreement with the Company's President and majority shareholder, Gregory L. Smith and his spouse. Under the terms of the agreement dated November 26, 2013, this loan in the amount of $200,000 is subordinated to all other creditors in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934. The loan carries an interest rate of 1 percent and matures November 26, 2014. To the extent this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. It is the Company's intention not to renew the loan at maturity. The fair market value of the subordinated loan is $200,000.

NOTE 14 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

G.L.S. Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31,

	2013	2012
Total stockholders' equity from Statement of Financial Condition	$ 220,217	$ 129,242
Add liabilities subordinated to claims of general creditors	200,000	200,000
Total stockholders' equity qualified for Net Capital	420,217	329,242
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	39,115	34,368
Accounts receivable - Commissions		-
Accounts receivable - Registered Investment Advisor Fee	30,049	47,261
Prepaid broker commission	83,653	106,328
Note Receivable	10,000	-
Total nonallowable assets from Statement of Financial Condition	162,817	187,957
Net Capital, before haircuts on securities positions	257,400	141,285
Haircut on securities: other securities	-	-
Net Capital (Deficit)	257,400	141,285
Capital Requirement	25,518	25,230
Excess (Deficit) Net Capital	$ 231,882	$ 116,055

See accountants' report and notes to the financial statements.

G.L.S. Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2013

	2013	2012
Total liabilities from Statement of Financial Condition	$ 582,776	$ 578,435
Less: Non-Aggregate Indebtedness	(200,000)	(200,000)
Total Aggregate Indebtedness	$ 382,776	$ 378,435

See accountants' report and notes to the financial statements.

G.L.S. Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2013

Line	Description	As Originally Reported	As Audited	Difference	Explanation
	State of Financial Condition				
11	Other Assets	83,653	93,653	10,000	Accrue note receivable
17	Accounts Payable	343,192	349,216	6,024	Additional accrual of income tax
23d	Retained Earnings	244,843	248,819	3,976	Change in net income
	Statement of Income				
15	Other expenses	194,099	185,057	(9,042)	Reclass equipment from expense
18	Provision for income tax	(26,397)	(21,333)	5,064	Reduction in accrual of income tax
	Computation of Net Capital				
6a	Total non-allowable assets	152,817	162,817	10,000	Correction of non-allowable assets

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital decreased by $ 6,024.

G.L.S. Associates, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2013 and 2012

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by G.L.S. & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating G.L.S. & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.L.S. & Associates, Inc.'s management is responsible for the G.L.S. & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 26, 2014

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Report on Internal Control

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc., as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 26, 2014